Exhibit 99.2

November 16, 2020
ADDITIONAL INFORMATION REGARDING THE 2020 ANNUAL MEETING OF SHAREHOLDERS
The following Notice of Change of Location and Date (the “Notice”) relates to the Proxy Statement (the “Proxy Statement”) of Castor Maritime Inc. (the “Company”), dated October 23, 2020, furnished to shareholders of the Company in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Company’s 2020 Annual Meeting of Shareholders (the “Annual Meeting”). This Notice is being filed with the Securities and Exchange Commission as definitive additional soliciting materials and is being made available to shareholders on or about November 16, 2020. The Company also furnished a press release on November 16, 2020. Copies of the definitive additional soliciting materials and the press release can be found at http://castormaritime.com.
PLEASE READ THIS NOTICE CAREFULLY IN CONJUNCTION WITH THE PROXY STATEMENT

THE FOLLOWING NOTICE SHOULD BE READ IN CONJUNCTION WITH
THE PROXY STATEMENT
NOTICE OF CHANGE OF LOCATION AND DATE
OF 2020 ANNUAL MEETING OF SHAREHOLDERS
To the Shareholders of CASTOR MARITIME INC.:
Due to recently imposed restrictions in Cyprus related to the COVID-19 pandemic, NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting of Shareholders (the “Annual Meeting”) of Castor Maritime Inc. (the “Company”), originally scheduled to be held on November 19, 2020 at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, will be adjourned and reconvened on November 25, 2020 at 9:00 a.m., local time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.
As described in the proxy materials (the “Proxy Materials”) for the Annual Meeting previously distributed, you are entitled to participate in the Annual Meeting if you were a shareholder of record as of the close of business on October 16, 2020, the record date, or hold a legal proxy for the meeting provided by your bank, broker, or nominee. The Annual Meeting agenda will be limited to the items of business set forth in the Proxy Materials.
You will not receive a new proxy card reflecting the change in location and date. The proxy card included with the Proxy Materials previously distributed will not be updated to reflect the change in location and date and may continue to be used to vote your shares in connection with the Annual Meeting. If you have already voted, you do not need to take any action unless you wish to change your vote.
Shareholders of record may still attend the Annual Meeting and revoke their proxy at any time before it is voted; however, the Company strongly encourages shareholders to consider safety first over attending the Annual Meeting in person.
BY ORDER OF THE BOARD OF DIRECTORS

Petros Panagiotidis
Chief Executive Officer and Chief Financial Officer

November 16, 2020

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE 2020 ANNUAL MEETING OF SHAREHOLDERS

The Company’s Proxy Statement for the 2020 Annual Meeting of Shareholders and the Company’s latest annual report to Shareholders and other related proxy materials are available at http://castormaritime.com.